Exhibit 99.1

Applied Signal Technology, Inc.

Frequently Asked Equity and Benefits Questions Concerning the Transaction with Raytheon

We understand that many Applied Signal employees have a variety of questions regarding how the recent news regarding the Applied Signal and Raytheon merger will affect them. Since many of our employees are also shareholders, this FAQ attempts to answer many of the questions you may have regarding your equity. If you have further questions, please contact Mike Forcht in Human Resources.

General Equity Questions

Q. What does it mean that Raytheon will make a tender offer? And what is the tender process?

A. Raytheon, through its wholly-owned subsidiary, RN Acquisition Company, will be extending an offer to purchase all of the outstanding shares of Applied Signal common stock for $38.00 per share net to the seller in cash, without interest thereon and less any applicable withholding taxes. At the expiration of the tender offer period, if all of the conditions set forth in the tender offer documents have been satisfied, Raytheon will purchase at the stated price all of the shares of Applied Signal common stock that have been validly tendered and not withdrawn. If you own shares of Applied Signal common stock, you will receive in the mail or electronically a package of materials containing, among other things, Raytheon’s Offer to Purchase, Applied Signal’s Schedule 14D-9 solicitation/recommendation statement summarizing our board’s recommendation that shareholders tender their shares, and a form of letter of transmittal describing what you must do in order to tender your shares.

Q. Will my Applied Signal stock options, restricted stock awards, and/or other Applied Signal shares I own be converted to Raytheon shares?

A. No, but please see below for more information.

Q. I own Applied Signal stock that is not part of the Applied Signal Equity Plans. What happens to those shares?

A. You have the right to decide whether you would like to tender the shares. You will receive a package of materials containing, among other things, Raytheon’s Offer to Purchase and Applied Signal’s Schedule 14D-9 solicitation/recommendation statement summarizing our board’s recommendation that shareholders tender their shares. If you hold your shares in certificated form, you will receive a letter of transmittal, which will provide instructions on how to tender your shares. If you hold your shares in “street name” or through a broker, you will receive a letter from your broker and a form of letter of transmittal, which will provide instructions on how to tender your shares.

Q. I previously received Applied Signal shares under a restricted stock award (“RSA”) granted under one of Applied Signal’s Equity Plans and the shares have vested. I still hold the vested shares in my E*Trade account or in certificated form. What happens to those vested shares? Note: this question does not pertain to stock options.

A. You have the right to decide whether you would like to tender those vested Applied Signal shares that you received under your RSA. You will receive a package of materials containing, among other things, Raytheon’s Offer to Purchase, Applied Signal’s Schedule 14D-9 solicitation/recommendation statement summarizing the Company’s recommendation that shareholders tender their shares, and a letter of transmittal or tender offer instruction form describing what you must do in order to tender your vested Applied Signal shares that are held in your E*Trade account or in certificated form.

Q. What happens to my Applied Signal shares if I choose not to tender them?

A. If you choose not to tender your Applied Signal shares, they will not be purchased by Raytheon at the closing of the tender offer. After the consummation of the tender offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Applied Signal will merge into RN Acquisition Company, a subsidiary of Raytheon. Upon completion of the merger, your Applied Signal shares will be cancelled and converted into the right to receive the same amount per share that you would have received had you tendered your shares. Although we intend to consummate the merger promptly after the tender offer is completed, there can be no assurance as to how quickly after the closing of the tender offer the merger will be completed.

Q. What terminology will describe this event sufficiently to my tax advisor for him/her to provide proper guidance on my alternatives and potential decisions? Is saying that this will be a tender offer at $38.00/share sufficient? Are there other details or terminology that my tax advisor will need to know in advance and/or after the tender?

A. That terminology is a good start. Nonetheless, we encourage you to share with your tax advisor the entire package of materials that you will receive if you are an Applied Signal shareholder so that your advisor will be fully informed and may assist you in evaluating your alternatives. Once filed, Raytheon’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing our board’s recommendation that shareholders tender their shares, will also be available on the SEC’s website at www.sec.gov.

Q. Are there any choices, options or possibilities to do something before (or after) the tender offer and/or the merger to affect the tax rate that is applied to my stock transaction?

A. Unfortunately, we cannot give tax advice. We encourage you to share with your tax advisor Raytheon’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing our board’s recommendation that shareholders tender their shares, so that your advisor will be fully informed and may assist you in evaluating your alternatives. These materials will be sent to you if you are currently an Applied Signal shareholder. You also may access these materials on the SEC’s website at www.sec.gov once they have been filed.

Stock Options

Q. If I own stock options with a strike price per share of less than $38.00, what do I need to do to receive a payment in the transaction?

A. All stock options will be cancelled at the closing of the tender offer. If you currently hold a stock option (whether vested or unvested) with a strike price per share of less than $38.00, as long as your stock options are not otherwise terminated due to your leaving Applied Signal, you will be entitled to receive a cash payment for each option that you hold as of the closing of the tender offer in an amount that is equal to the difference between $38.00 and the strike price of the option, less any required withholding taxes.

This payment will be made as soon as practicable (generally within two business days) following the closing of the tender offer as a lump sum payment directly to you. No action by you is required at this time with respect to such stock options.

Q. I have unvested stock options. Will I lose these?

A. No, as long as your unvested stock options are not otherwise terminated due to your leaving Applied Signal before the closing of the tender offer. All unvested stock options that are outstanding as of the closing of the tender offer will be cancelled at the closing of the tender offer and the holders will be entitled to receive a cash payment in an amount that is equal to the difference between $38.00 and the strike price of the cancelled option, less any required withholding taxes.

Q. I want to exercise some vested stock options. How do I do this?

A. All “Same-day-Sale” stock option exercises must be handled via your E*Trade account. For information regarding your E*Trade account and instructions for exercising your stock options please contact Maurice Shum at 408-522-3405 or visit the following E*Trade website:(www.etrade.com/stockplans).

All “Exercise and Hold” transactions can either be initiated through your E*Trade account or by contacting Maurice Shum. You should contact Mr. Shum to obtain the amount of the required withholding tax, if applicable.

Q. How can I complete a cash exercise of some stock options before the deal closing?

A. See answer for vested stock options.

Restricted Stock Awards (“RSAs”)

Q. If I own Restricted Stock Awards (“RSAs”), what do I need to do to receive a payment in the transaction?

A. If you hold unvested RSAs, so long as your RSAs are not otherwise forfeited due to your leaving Applied Signal, each of your unvested RSAs will be converted into the right to receive a cash amount equal to $38 following the vesting of such RSA in accordance with its terms, less any required withholding taxes.

This payment will be made as soon as practicable following the vesting of the RSA in accordance with its terms (generally within two business days). No action by you is required at this time with respect to such RSAs.

Q. I have unvested shares under Restricted Stock Awards (“RSA”). Will I lose these?

A. No, as long as your RSAs and unvested shares under your RSA are not otherwise forfeited due to your leaving Applied Signal before the closing of the tender offer. All RSAs that are outstanding as of the closing of the tender offer will be converted into the right to receive a cash amount equal to $38 following the vesting of such RSA in accordance with its terms, less any required withholding taxes.

Q. I have an upcoming Restricted Stock Award (“RSA”) vesting that will probably occur before the deal closes. What does this mean for me? Will my RSAs still vest? What alternatives do I have when the shares vest?

A. Any vesting of your RSAs that is scheduled to occur before the closing of the tender offer will continue to occur on schedule, subject to the terms of your award. Any vested shares that are released to you under these RSAs before the closing of the tender offer will be eligible to be tendered. All of your remaining unvested RSAs that are outstanding as of the tender offer closing date will be converted into the right to receive a cash amount equal to $38 following the vesting of such RSA in accordance with its terms, less any required withholding taxes.

Employee Stock Purchase Plan

Q. Is the Employee Stock Purchase Plan still in effect? Will it be in effect after the closing of the merger?

A. Pursuant to the Merger Agreement, the Company has agreed to, among other things, limit participation in the Employee Stock Purchase Plan (the “ESPP”) to those employees who were participants as of December 18, 2010 (the date of the Merger Agreement). Pursuant to the Merger Agreement, the final purchase date under the ESPP will be will be the tender offer closing date.

Any purchase rights outstanding on the closing date of the tender offer will be used to purchase whole shares of Applied Signal common stock at a price of $36.10, which is equal to 95% of the tender offer price of $38. Any remaining contributions shall be distributed to you as soon as practicable following the closing of the merger.

Q. What happens to the money that I contributed to the ESPP during the purchase period that started December 1, 2010?

A. Funds contributed to the ESPP between December 1, 2010 and the tender offer closing date will be used to purchase Applied Signal shares in accordance with the terms of the ESPP immediately prior to the tender offer closing. Any remaining contributions shall be distributed to you as soon as practicable following the closing of the merger.

Q. If I am a participant in the ESPP, what do I need to do to receive a payment in the tender offer in exchange for my ESPP shares?

A. If you hold Applied Signal shares you purchased under the ESPP, you have the right to decide whether you would like to tender the shares. With respect to your shares purchased under the ESPP, you will receive a package of materials containing, among other things, Raytheon’s Offer to Purchase, Applied Signal’s Schedule 14D-9 solicitation/recommendation statement summarizing our board’s recommendation that shareholders tender their shares, and a letter of transmittal or tender offer instruction form describing what you must do in order to tender your ESPP shares.

Other Benefits/Information

Q. What impact/changes will we see in our benefits?

A. Subject to the terms of the merger agreement, Raytheon has agreed to provide compensation (including base salary and incentive and bonus opportunities, but not equity-based compensation) and benefits (including paid time off, 401(k) plan, health and severance) through December 31, 2011 that are materially no less favorable in the aggregate than those provided by Applied Signal immediately prior to the effective time of the merger. All other Applied Signal benefits will remain in place until the closing of the merger. As the closing of the merger gets nearer, Applied Signal and Raytheon will provide more specific guidance on the impact of the merger on your benefits.

Q. Will Applied Signal tenure be recognized by Raytheon?

A. Your service with Applied Signal will generally be treated as service with Raytheon for purposes of participation in each of the Raytheon benefit plans that Raytheon makes available (other than benefit levels and accruals under any retirement, pension or savings plan, except for credit for prior service for the purposes of determining eligibility for a matching contribution under the Raytheon Savings and Investment Plan). Specific information about how tenure will be recognized will be communicated by Raytheon after the closing.

The transaction will be structured as a tender offer or, in certain circumstances, as a one-step merger. The tender offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parent will cause Merger Sub to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Investors and the Company’s shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of the Company at www.appsig.com or by contacting the Company at 460 West California Avenue, Sunnyvale, California 94086, (408) 749-1888.

In connection with the potential one-step merger, the Company would file a proxy statement with the SEC. Additionally, the Company would file other relevant materials with the SEC in connection with the proposed acquisition of the Company by Parent and Merger Sub pursuant to the terms of the merger agreement. The materials to be filed by the Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov. Investors and shareholders also may obtain copies of the proxy statement free of charge from the Company at www.appsig.com or by contacting the Company at 460 West California Avenue, Sunnyvale, California 94086, (408) 749-1888. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the one step merger because they will contain important information about the one step merger and the parties to the one step merger.

Parent and the Company and their respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the one step merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2010 annual meeting of shareholders, the Annual Report on Form 10-K for the fiscal year ended October 31, 2009, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the one step merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may be, in some cases, different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the one step merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2010 annual meeting of shareholders and is included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2009 containing Part III information.